NO ACT

PE
3-2-12



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561



12026987

DIVISION OF
CORPORATION FINANCE

May 3, 2012

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 05-03-2012

Richard J. Parrino
Hogan Lovells US LLP
richard.parrino@hoganlovells.com

Re: Dell Inc.
Incoming letter dated March 2, 2012

Dear Mr. Parrino:

This is in response to your letter dated March 2, 2012 concerning the shareholder proposal submitted to Dell by the United Brotherhood of Carpenters Pension Fund. We also have received a letter from the proponent dated March 23, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Edward J. Durkin
United Brotherhood of Carpenters and Joiners of America
edurkin@carpenters.org

May 3, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Dell Inc.
Incoming letter dated March 2, 2012

The proposal requests that the board audit committee prepare and disclose to shareholders an annual "Audit Firm Independence Report" that provides information specified in the proposal.

There appears to be some basis for your view that Dell may exclude the proposal under rule 14a-8(i)(7), as relating to Dell's ordinary business operations. In this regard, we note that while the proposal addresses the issue of auditor independence, it also requests information about the company's policies or practices of periodically considering audit firm rotation, seeking competitive bids from other public accounting firms for audit engagement, and assessing the risks that may be posed to the company by the long-tenured relationship of the audit firm with the company. Proposals concerning the selection of independent auditors or, more generally, management of the independent auditor's engagement, are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if Dell omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Matt S. McNair
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

SENT VIA EMAIL to shareholdersproposals@sec.gov

March 23, 2012

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Dell Inc. - Shareholder Proposal Submitted by the United Brotherhood of Carpenters Pension Fund

Ladies and Gentlemen:

I write on behalf of the United Brotherhood of Carpenters Pension Fund ("Carpenters Fund" or "Fund") in response to the request by Dell Inc. ("Dell") to the Staff of the Division of Corporation Finance ("Staff") of the Securities and Exchange Commission ("Commission") that the Staff concur with Dell's view that it may properly exclude the audit firm independence report proposal ("Proposal") submitted by the Carpenters Fund pursuant to Rule 14a-8 for inclusion in the proxy materials to be distributed by Dell in connection with its 2012 annual meeting of shareholders. We respectfully request that the Staff not concur with Dell's view that it may exclude the Proposal from its 2012 annual meeting proxy materials.

In accordance with Rule 14a-8(k) and Section E of the Staff Legal Bulleting No. 14D (November 7, 2008), I am simultaneously sending a copy of this letter to Dell and its counsel.

I. Audit Firm Independence Report Proposal

The subject of the Proposal is audit firm independence. The Proposal notes that auditor independence is the foundation for investor confidence in financial reporting. Key to auditor independence, according to the Public Company Accounting Oversight Board (PCAOB), is the audit firm maintaining an independent mindset. In order to maintain such an independent mindset the audit firm must be able to exercise

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724

"professional skepticism," an attitude that includes a questioning mind and a critical assessment of audit evidence. The concern motivating the Proposal is that the external audit firms engaged by many large public companies, including Dell, are engaged for extended periods of time and receive considerable fees that may impact their ability to maintain the necessary independent mindset.[1] Thus, the Proposal requests that the Board's Audit Committee prepare and disclose to shareholders an Audit Firm Independence Report that presents information that will allow shareholders to assess the Audit Committee's efforts to protect the independence of the external audit firm.

II. The Company Fails to Satisfy Its Burden of Proving That the Proposal is a Matter of Ordinary Business

Dell seeks leave to exclude the Proposal under Rule 14a-8(i)(7), arguing that it raises a matter of ordinary business. The two central considerations in determining whether a proposal is a matter of ordinary business relate to the subject matter of the proposal and whether the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature. Whether Dell is entitled to exclude the Proposal rests on how the subject matter of the Proposal is defined.

Dell argues that the subject matter of the Proposal relates to the management of the independent auditor's engagement. It equates the auditors to any other advisers the Company might retain and states that shareholders "are not well-positioned to make informed judgments about the most appropriate policies for the Company to manage the independent auditor's engagement." It notes that the Fund unsuccessfully sought to include shareholder proposals at other companies that requested that board audit committees establish an auditor rotation policy that would require auditors to rotate off the engagement at least every seven years. The Proposal, the Company contends, "merely represents another effort by the Proponent to micro-manage the issue of the auditor engagement."

The Company fails to satisfy its burden of persuasion to demonstrate that it may exclude the Proposal from its proxy materials. The Proposal does not relate to the management of the independent auditor's engagement nor does it represent an effort to "micromanage" the Company by probing too deeply into matters of a complex nature. The Proposal requests that the Board's Audit Committee present to shareholders the following information:

1. Information concerning the tenure of the Company's audit firm, if not provided, as well as aggregate fees paid to the audit firm;

---

[1] The Proposal notes that Dell has retained PricewaterhouseCoopers LLP (PWC) for 25 years and paid PWC approximately $162 million in total fees over the last ten years.

2. Information as to whether the Board has a policy or practice regarding audit firm rotation;
3. Information regarding the process of lead audit partner rotation and the respective roles of the audit firm, Audit Committee and management in that process;
4. Information as to whether the Audit Committee has a policy of assessing the risk posed to the Company by the long-tenured relationship of the audit firm with the Company;
5. Information regarding training programs for audit committee members relating to auditor independence, objectivity and professional skepticism; and
6. Information regarding additional policies or practices adopted by the Audit Committee to protect the independence of the Company's audit firm.

The Proposal seeks to elicit information that will educate and inform shareholders concerning how the Audit Committee is performing its duty to protect auditor independence for the benefit of the company and its shareholders. It does not seek in any fashion to manage the independent auditor's engagement; let alone to "micro-manage" it. Shareholders are at risk of serious financial loss when audits fail and recent PCAOB investigations and its current concept release on auditor rotation and auditor independence[2] indicates that the lack of auditor independence may indeed be the cause of failed audits. Thus, the subject matter of the Proposal – auditor independence – is clearly appropriate for shareholder consideration and the Company merely labeling it differently does not change this fact.

Nor does the Company's attempt to portray the Proposal as an impermissible effort to "micromanage" the Company justify its request for relief under Rule 14a-8(i)(7). The Company states: "The Proposal clearly 'probe[s] too deeply' regarding the details of these matters in seeking the requested report, and, in doing so, attempts to 'micro-manage' this aspect of the Company's ordinary business operations." The Proposal requests information about the engagement of the independent auditor and the manner in which the Audit Committee endeavors to protect the audit firm's independence. It does not seek to manage anything. The Company's characterization of the Proposal as ordinary business is ironic in light of the fact that Dell places the issue of auditor ratification before shareholders for a vote. Dell's most recent proxy statement provides in pertinent part:

> The Board is asking the stockholders to ratify the Audit Committee's selection of PricewaterhouseCoopers LLP as Dell's independent auditor for Fiscal 2012. Although current law, rules and regulations, as well as the charter of the Audit Committee, require Dell's independent

[2] Public Company Accounting Oversight Board's Concept Release on Auditor Independence and Audit Firm Rotation, PCAOB Release No. 2011-006, August 16, 2011.

> auditor to be engaged, retained and supervised by the Audit Committee, **the Board considers the selection of an independent auditor to be an important matter of stockholder concern and considers a proposal for stockholders to ratify such selection to be an opportunity for stockholders to provide direct feedback to the Board on an important issue of corporate governance.** If the appointment of PricewaterhouseCoopers LLP is not ratified by stockholders, the Audit Committee will take such action, if any, with respect to the appointment of the independent auditor as the Audit Committee deems appropriate. (*emphasis added*)

The irony of course is that the Company voluntarily solicits "direct feedback" by shareholders concerning the selection of its independent auditors, but seeks to preclude shareholders from gaining information vital to casting an informed vote.

Finally, the Company relies, in part, on the exclusion of the auditor rotation proposal submitted by the Carpenters Fund to other companies to justify exclusion of the Proposal. However, that proposal requested a specific action, limiting an external auditor to a seven-year term. The proposal in the instant case makes an entirely different request – that the Audit Committee inform shareholders of ways in which it is protecting auditor independence that shareholders currently lack information to assess.

In *The Walt Disney Company* (Dec. 18, 2001) the Staff was faced with a proposal relating to the same subject matter as that presented by the Proposal; that is, auditor independence. In *Disney*, the proposal sought to enhance auditor independence by requesting that the board of directors adopt a policy that the company's independent auditors only be allowed to provide audit services to the company and not any other type of non-audit services. The company sought to omit the proposal pursuant to Rule 14a-8(i)(7) on the ground that it related to its ordinary business operations; specifically, that it encroached upon the Board and Audit Committee's discretion to engage its independent auditors. Disney argued:

> [W]e believe the Commission has recognized the appropriateness of leaving basic responsibility for the maintenance of auditor independence, within the limits adopted in the Commission's rules, to each registrant's board of directors and audit committee.
>
> This conclusion is consistent with the conclusions reached by the Staff in numerous no-action requests over an extended period of time, concurring in the view that stockholder proposals relating to the selection of a company's independent accountants, including criteria used in their engagement, may be omitted from proxy statements because they are matters relating to the conduct of a company's ordinary business operations.

The proponent in Disney successfully argued that the company had confused the ordinary business of selecting auditors "with the broad policy sought in the proposal to ensure that whoever the Company selects to be its independent accountant is truly 'independent' by removing the potential for conflicts of interest that is created if the accountant renders 'other' services to the Company in addition to its audit service." In *Disney* the Staff recognized the validity of the proponent's argument, just as we believe it should here.

Conclusion

We respectfully submit that Dell Inc. has failed to meet its burden of persuasion with respect to its Rule 14a-8(i)(7) argument in support of its request for Staff concurrence with its view that it may omit the Fund's Audit Firm Independence Report proposal from its 2012 proxy materials.

Please direct correspondence related to this matter to the undersigned at edurkin@carpenters.org.

Sincerely,



Edward J. Durkin

cc. Lawrence P. Tu, Corporate Secretary, Dell Inc
Richard J. Parrino, Hogan Lovells
Douglas J. McCarron, Fund Chair



Hogan Lovells US LLP
Columbia Square
555 Thirteenth Street, NW
Washington, D.C. 20004
T +1 202 637 5600
F +1 202 637 5910
www.hoganlovells.com

Rule 14a-8(i)(7)

March 2, 2012

BY ELECTRONIC MAIL
(shareholderproposals@sec.gov)

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Dell Inc. - Shareholder Proposal Submitted by United Brotherhood of Carpenters Pension Fund

Ladies and Gentlemen:

On behalf of Dell Inc. (the "Company"), we are submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act") to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude from its proxy materials for its 2012 annual meeting of shareholders a shareholder proposal (the "Proposal") submitted by the United Brotherhood of Carpenters Pension Fund (the "Proponent").

The undersigned also requests confirmation that the staff of the Division of Corporation Finance will not recommend to the Commission that enforcement action be taken if the Company excludes the Proposal from its 2012 proxy materials for the reasons discussed below.

A copy of the Proposal and supporting statement, together with related correspondence received from the Proponent, is attached as Exhibit 1.

In accordance with *Staff Legal Bulletin No. 14D* (Nov. 7, 2008) ("SLB 14D"), this letter and its exhibits are being delivered by e-mail to shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), a copy of this letter and its exhibits also is being sent to the Proponent. Rule 14a-8(k) and SLB 14D provide that a shareholder proponent is required to send the company a copy of any correspondence which the proponent elects to submit to the Commission or the staff. Accordingly, the undersigned hereby informs the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the staff relating to the Proposal, the Proponent should concurrently furnish a copy of that correspondence to the undersigned.

The Company currently intends to file its 2012 proxy materials with the Commission on or about May 24, 2012.

THE PROPOSAL

The Proposal requests that the Company's shareholders approve the following resolution:

Therefore, Be It Resolved: That the shareholders of Dell Inc. request that its Board Audit Committee prepare and disclose to Company shareholders an annual Audit Firm Independence Report that provides the following:

1. Information concerning the tenure of the Company's audit firm if such information is not already provided, as well as the aggregate fees paid by the Company to the audit firm over the period of its engagement;

2. Information as to whether the Board's Audit Committee has a policy or practice of periodically considering audit firm rotation or seeking competitive bids from other public accounting firms for the audit engagement, and if not, why;

3. Information regarding the mandated practice of lead audit partner rotation that addresses the specifics of the process used to select the new lead partner, including the respective roles of the audit firm, the Board's Audit Committee, and Company management;

4. Information as to whether the Board's Audit Committee has a policy or practice of assessing the risk that may be posed to the Company by the long-tenured relationship of the audit firm with the Company;

5. Information regarding any training programs for audit committee members relating to auditor independence, objectivity, and professional skepticism; and

6. Information regarding additional policies or practices, other than those mandated by law and previously disclosed, that have been adopted by the Board's Audit Committee to protect the independence of the Company's audit firm.

BASIS FOR EXCLUSION

Rule 14a-8(i)(7) – The Proposal deals with matters relating to the Company's ordinary business operations

The undersigned hereby requests that the staff concur in the Company's view that the Company may exclude the Proposal from its 2012 proxy materials pursuant to Rule 14a-8(i)(7), which permits the exclusion of a shareholder proposal that "deals with a matter relating to the company's ordinary business operations." According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the purpose of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." *See Release No. 34-40018* (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission indicated that the term "ordinary business" refers to "matters that are not necessarily 'ordinary' in the common meaning of the word, and is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." *Id.* As the Commission explained in the 1998 Release, there are two "central considerations" underlying the ordinary business exclusion. The first consideration relates to the "subject matter" of the shareholder proposal, in regard to which the Commission indicated that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* The second consideration underlying the exclusion is the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 12999 (Nov. 22, 1976)).

In proposing that shareholders request that the Audit Committee of the Company's Board of Directors (the "Audit Committee") prepare and disclose to shareholders an "Audit Firm Independence Report," the Proponent clearly is "probing too deeply" into complex matters which are more appropriately handled by the Audit Committee, and which are not appropriate for direct shareholder oversight. As discussed below, it is well established that management of the independent auditor's engagement involves ordinary business matters and that shareholder proposals related to such matters are excludable under Rule 14a-8(i)(7). This conclusion is not altered by the fact that the Proposal requests preparation of a report related to these matters. The staff consistently has allowed exclusion of a shareholder proposal requesting the preparation of a report where the subject matter of the requested report involves ordinary business matters. Because the subject of the report requested by the Proposal relates to management of the independent auditor's engagement, the Proposal relates to ordinary business matters, and therefore may be excluded from the Company's 2012 proxy materials pursuant to Rule 14a-8(i)(7).

1. <u>A shareholder proposal requesting the preparation of a report is excludable under Rule 14a-8(i)(7) when the underlying subject matter of the requested report involves ordinary business matters.</u>

The staff indicated in *Staff Legal Bulletin No. 14E* (Oct. 27, 2009) ("SLB 14E") that, in evaluating shareholder proposals requesting a report, the staff considers whether the subject matter of the report relates to ordinary business. In describing its approach to evaluating shareholder proposals that request a risk assessment, the staff stated:

> [S]imilar to the way in which we analyze proposals asking for the preparation of a report, the formation of a committee or the inclusion of disclosure in a Commission-prescribed document—where we look to the underlying subject matter of the report, committee or disclosure to determine whether the proposal relates to ordinary business—we will consider whether the underlying subject matter of the risk evaluation involves a matter of ordinary business to the company. *Id.*

Consistent with this approach, the staff has permitted the exclusion of a proposal requesting that a company's board of directors conduct an independent oversight review of certain risks and publish an annual report to shareholders based on the independent review. *See Sempra Energy* (avail. Jan 12, 2012). In doing so, the staff indicated that "although the proposal requests the board to conduct an independent oversight review of Sempra's management of particular risks, the underlying subject matter of these risks appears to involve ordinary business matters." *See also The Boeing Company* (avail. Feb. 8, 2012) (permitting exclusion of proposal requesting that the board annually prepare a report disclosing its assessment of the financial, reputational and commercial effects of changes to tax laws and policies that pose risk to shareholder value "as relating to Boeing's ordinary business operations"); *The Walt Disney Company* (avail. Dec. 12, 2011) (permitting exclusion of proposal requesting a report regarding the board's compliance with the company's code of business conduct and ethics for directors); *Pfizer Inc.* (avail. Feb 16, 2011) (permitting exclusion of proposal requesting an annual assessment of the risks created by actions taken by the company to minimize taxes and a report to shareholders on the assessment); *The TJX Companies, Inc.* (avail. Mar. 29, 2011) (same); *Wal-Mart Stores, Inc.* (avail Mar. 21, 2011) (same); *ACE Limited* (avail. Mar. 19, 2007) (permitting exclusion of proposal requesting a report regarding the company's strategy and actions relating to climate change).

2. The management of the independent auditor's engagement involves ordinary business matters.

The subject matter of the "Audit Firm Independence Report" requested by the Proponent involves "ordinary business" and is not appropriate for shareholder action at an annual meeting. The Proposal requests a report that provides detailed information relating to the management of the independent auditor's engagement, including information about the following matters: (1) the tenure of the auditor and audit fees paid over the term of the engagement; (2) the Audit Committee's policies for considering audit firm rotation or seeking competitive bids for the independent auditor's engagement; (3) the "specifics of the process used" to select the new lead partner in connection with mandated partner rotations; (4) any Audit Committee policy for assessing the risk that may be posed to the Company by its relationship with the audit firm; (5) training programs for the Audit Committee members relating to the independent auditor's engagement; and (6) additional policies or practices used by the Audit Committee to "protect the independence of" the Company's auditor.

All of the information called for in the requested report relates to the Company's management, through the Audit Committee, of the independent auditor's engagement, and therefore relates to routine, day-to-day matters that arise in the ordinary course of the Company's business. The Company's selection of its independent auditor, the frequency with which it changes its independent auditor, the processes it uses to analyze risks relating to the independent auditor, and the programs and policies the Audit Committee chooses to implement in connection with these matters are among the many matters which the Audit Committee addresses on a regular basis. To conduct its business, the Company must engage a variety of professional advisers, including (in addition to its independent auditor) law firms, tax advisers, investment bankers, financial advisers and consultants. The Company's selection and replacement of the advisers it engages, like the Company's selection and replacement of its employees, and the Company's management of its relationships with those advisers, are fundamental and routine matters that fall squarely within the scope of the Company's ordinary business operations.

Moreover, shareholders, as a group, are not well-positioned to make informed judgments about the most appropriate policies for the Company to manage the independent auditor's engagement. Rather, the Audit Committee is the body best suited to evaluate those matters and the one charged with the legal responsibility to do so. The Audit Committee is composed of directors whom the Company's Board of Directors has determined have the expertise in financial matters necessary to address the matters referred to in the Proposal. Accordingly, the members of the Audit Committee have special expertise, not possessed by the vast majority of shareholders, to assess how the engagement of the Company's independent auditor should be managed. Further, in accordance with the rules of the NASDAQ Stock Market, on which the Company's common stock is listed, and Rule 10A-3 under the Exchange Act, the Audit Committee's charter vests the Audit Committee with the responsibility for "[a]ppointing, retaining, compensating and overseeing the work of Dell's independent audit firm." The Audit Committee also is responsible for "[r]eviewing, at least annually, and seeking to assure the independence of Dell's independent auditors." The Proposal clearly "probe[s] too deeply" regarding the details of these matters in seeking the requested report, and, in doing so, attempts to "micro-manage" this aspect of the Company's ordinary business operations.

The staff consistently has viewed the selection and engagement of a company's independent auditor as matters relating to the company's ordinary business operations. In a recent no-action letter, the staff permitted exclusion of a shareholder proposal submitted by the Proponent requesting that the board audit review committee establish an "Audit Firm Rotation Policy" requiring that the audit firm rotate off the engagement at least every seven years and remain off the engagement for a minimum of three years. *See General Dynamics Corporation* (avail. Jan. 4, 2012). The staff noted in that letter that, by limiting the term of engagement of the independent auditor, the proposal implicated the company's ordinary business operations. The staff further stated that "proposals concerning the selection of independent auditors *or, more generally, management of the independent auditor's engagement,* are generally excludable under rule 14a-8(i)(7)" (emphasis added). The staff has affirmed this position in numerous similar letters, including letters relating to proposals for audit firm rotation submitted by the Proponent. *See ConocoPhillips* (avail. Jan. 13, 2012) (same); *AT&T Inc.* (avail. Jan. 5, 2012) (same); *Hewlett-Packard Co.* (avail. Nov. 18, 2011) (same); *Deere & Co.* (avail. Nov. 18, 2011) (same). The Proposal merely represents another effort by the Proponent to micro-manage the issue of the auditor engagement, this time by including the matter of audit firm rotation among other related matters, and by requesting the implementation of a report rather than a policy. The Proponent's effort to avoid exclusion under Rule 14a-8(i)(7) of its standard proposal relating to audit firm rotation is not aided by including other matters relating to the Company's management of the auditor engagement that also implicate ordinary business operations, nor is it aided by requesting implementation of a report (whose underlying subject matter involves ordinary business matters) in lieu of a policy.

The letters relating to other proposals of the Proponent cited above are in accord with the staff's long history of allowing exclusion under Rule 14a-8(i)(7) of proposals seeking rotation, or limitations on the term of engagement, of a company's independent auditor. *See JPMorgan Chase & Co.* (avail. Mar. 5, 2010) (permitting exclusion of proposal seeking limitation of the engagement of the independent auditor to five years); *Masco Corp.* (avail. Jan. 13, 2010) (same); *El Paso Corp.* (avail. Feb. 23, 2005) (permitting exclusion of proposal requesting that the company adopt a policy of hiring a new independent auditor at least every ten years); *Kimberly-Clark Corp.* (avail. Dec. 21, 2004) (permitting exclusion of proposal requesting that the board take the necessary steps to ensure that the company will rotate its auditing firm every five years); *The Allstate Corp.* (avail. Feb. 5, 2003) (permitting exclusion of proposal requesting that the board initiate processes to amend the company's governance documents to provide for the engagement of a new independent auditor every four years); *WGL Holdings, Inc.* (avail. Dec. 6, 2002) (permitting exclusion of proposal requesting that the board adopt a policy of selecting a new independent auditor at least every five years); *Transamerica Corp.* (avail. Mar. 8, 1996) (permitting exclusion of proposal requesting rotation of the independent auditor every four years).

CONCLUSION

Proposals requesting the preparation of a report are excludable under Rule 14a-8(i)(7) where the subject matter of the requested report involves ordinary business matters. The subject matter of the report requested by the Proponent relates to the management of the Company's engagement of its independent auditor, which is an ordinary business matter, and therefore the Proposal is excludable from the Company's 2012 proxy materials under Rule 14a-8(i)(7).

The Company respectfully requests the staff's concurrence in the Company's view or, alternatively, the staff's confirmation that it will not recommend any enforcement action to the Commission if the Company so excludes the Proposal from the proxy statement for its 2012 annual meeting of shareholders.

In accordance with *Staff Legal Bulletin No. 14F*, Part F (Oct. 18, 2011), we request that the staff send its response to this letter to the undersigned by e-mail at richard.parrino@hoganlovells.com.

Very truly yours,



Richard J. Parrino

Partner
(D) 202.637.5530
richard.parrino@hoganlovells.com

cc: Janet B. Wright
Vice President-Corporate, Securities & Finance Counsel
Dell Inc.
Edward J. Durkin
United Brotherhood of Carpenters Pension Fund

Enclosure

Exhibit 1

Copy of the Proposal and Correspondence


UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

United Brotherhood of Carpenters and Joiners of America
101 Constitution Ave., N.W.
Washington, DC 20001

Edward J. Durkin
Director, Corporate Affairs Department

Telephone: 202-546-6206 EXT 221

Fax: 202-547-8979

■DATE
Thursday, February 02, 2012

■TO
Lawrence P. Tu
Corporate Secretary
Dell Inc

■SUBJECT
Carpenter Pension Fund Shareholder Proposal

■FAX NUMBER
512-283-4737

■FROM
Ed Durkin

■NUMBER OF PAGES (Including This Cover Sheet)
4

FAX TRANSMISSION ■



UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

[SENT VIA OVERNIGHT DELIVERY AND FACSIMILE 512-283-4737]

February 2, 2012

Lawrence P. Tu
Corporate Secretary
Dell Inc.
One Dell Way, Mail Stop RR1-33
Round Rock, Texas 78682

Dear Mr. Tu:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Dell Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the issue of auditor independence, and is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of 19,992 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you would like to discuss the Proposal, please contact Ed Durkin at edurkin@carpenters.org or at (202)546-6206 x221 to set a convenient time to talk. Please forward any correspondence related to the proposal to Mr. Durkin at United Brotherhood of Carpenters, Corporate Affairs Department, 101 Constitution Avenue, NW, Washington D.C. 20001 or via fax to (202) 547-8979.

Sincerely,

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin
Enclosure

Audit Firm Independence Report Proposal

Auditor independence is the foundation for investor confidence in financial reporting. The Public Company Accounting Oversight Board (PCAOB) describes auditor independence as "both a description of the relationship between auditor and client and the mindset with which the auditor must approach his or her duty to serve the public." One measure of an independent mindset is the auditor's ability to exercise "professional skepticism," an attitude that includes a questioning mind and a critical assessment of audit evidence. An auditor must conduct an audit engagement "with a mindset that recognizes the possibility that a material misstatement due to fraud could be present, regardless of any past experience with the entity and regardless of the auditor's belief about management's honesty and integrity."

In a system in which corporate audit clients pay for-profit accounting firms to audit their financial statements, every effort must be made to protect auditor independence. Long-term auditor-client relationships are common, with the average auditor tenure at the largest 100 U.S. companies averaging 28 years, and 21 years at the 500 largest companies. Proxy data indicates that Dell, Inc. ("Company") has retained PricewaterhouseCoopers LLP as its outside auditor since 1986, and paid approximately $162,000,000 in total fees to the audit firm over the last 10 years alone.

We believe the Board's Audit Committee, whose members have the principal responsibility to protect auditor independence, should provide shareholders an annual Audit Firm Independence Report to give shareholders insight into the auditor–client relationship and efforts undertaken to protect auditor independence.

Therefore, Be it Resolved: That the shareholders of Dell, Inc. request that its Board Audit Committee prepare and disclose to Company shareholders an annual Audit Firm Independence Report that provides the following:

1. Information concerning the tenure of the Company's audit firm if such information is not already provided, as well as the aggregate fees paid by the Company to the audit firm over the period of its engagement;

2. Information as to whether the Board's Audit Committee has a policy or practice of periodically considering audit firm rotation or seeking competitive bids from other public accounting firms for the audit engagement, and if not, why;

3. Information regarding the mandated practice of lead audit partner rotation that addresses the specifics of the process used to select the new lead partner, including the respective roles of the audit firm, the Board's Audit Committee, and Company management;

4. Information as to whether the Board's Audit Committee has a policy or practice of assessing the risk that may be posed to the Company by the long-tenured relationship of the audit firm with the Company;

5. Information regarding any training programs for audit committee members relating to auditor independence, objectivity, and professional skepticism, and

6. Information regarding additional policies or practices, other than those mandated by law and previously disclosed, that have been adopted by the Board's Audit Committee to protect the independence of the Company's audit firm.

One West Monroe
Chicago, Illinois 60603-5301
Fax 312/267-8775


AMALGATRUST
A division of Amalgamated Bank of Chicago

[SENT VIA FACSIMILE 512-283-4737]

February 10, 2012

Lawrence P. Tu
Corporate Secretary
Dell Inc.
One Dell Way, Mail Stop RR1-33
Round Rock, Texas 78682

Re: Shareholder Proposal Record Letter

Dear Mr. Tu:

AmalgaTrust serves as corporate co-trustee and custodian for the United Brotherhood of Carpenters Pension Fund ("Fund") and is the record holder for 19,992 shares of Dell Inc. common stock held for the benefit of the Fund. The Fund has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of submission of the shareholder proposal submitted by the Fund pursuant to Rule 14a-8 of the Securities and Exchange Commission rules and regulations. The Fund continues to hold the shares of Company stock.

If there are any questions concerning this matter, please do not hesitate to contact me directly at 312-822-3220.

Sincerely,

Lawrence M. Kaplan
Vice President

cc. Douglas J. McCarron, Fund Chairman
Edward J. Durkin